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                              February 13, 2024

       Jin Kuang
       Chief Financial Officer
       VoIP-Pal.Com Inc.
       7215 Bosque Boulevard, Suite 102
       Waco, TX 76710-4020

                                                        Re: VoIP-Pal.Com Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Response dated
February 9, 2024
                                                            File No. 000-55613

       Dear Jin Kuang:

              We have reviewed your February 9, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 3, 2024 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Controls and Procedures, page 34

   1. We have reviewed your response to our prior comment 1, along with the proposed revisions attached
thereto. With respect to the response addressing the third bullet, please ensure your disclosure
includes references to both the Chief Executive Officer and Chief
                                                        Financial Officer, as
we note your proposed disclosure only refers to the Chief Executive
                                                        Officer. Further,
consider moving this same paragraph disclosure (i.e., "Disclosures controls and procedures
are controls and other procedures that are designed to ensure that information required to
be disclosed in our reports filed or submitted...is accumulated and communicated to
management, including our Chief Executive Officer, to allow timely decisions regarding
required disclosure.") to placement under the section of "Evaluation of Disclosure Controls
and Procedures," rather than including it under the section
                                                        of "Evaluation of
Effectiveness of ICFR."
 Jin Kuang
VoIP-Pal.Com Inc.
February 13, 2024
Page 2


2.       Refer to the attachment with your response and address the following:

                In the first paragraph under the heading, "Management   s
Report on Internal Control
              over Financial Reporting," refer to the second and third sentences. As your
              September 30, 2023 audited financial statements have been prepared under U.S.
              GAAP, please omit references to IFRS, as issued by the International Accounting
              Standards Board.

                Refer to the section "Changes in Internal Control Over Financial Reporting." Please
              revise to clarify, if true, there have been no changes in your internal controls over financial reporting during the fourth quarter ended September 30, 2023 that have materially affected or are reasonably likely to materially affect such controls. Your current disclosure refers to the year ended September 30, 2023, rather than the fourth fiscal quarter. Refer to Item 308(c) of Regulation S-K.


       Please contact Beverly Singleton at 202-551-3328 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJin Kuang                                    Sincerely,
Comapany NameVoIP-Pal.Com Inc.
                                                               Division of
Corporation Finance
February 13, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName